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                              May 15, 2024

       Weicheng Hsiao
       Chief Executive Officer
       HW Electro Co., Ltd.
       301, Aomi 2-chome 7-4 the
       SOHO, Koto-ku, Tokyo
       135-0064 Japan

                                                        Re: HW Electro Co.,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 29,
2024
                                                            File No. 333-278974

       Dear Weicheng Hsiao:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Use of Proceeds, page 38

   1.                                                   We note the following
disclosures on pages 65, F-23 and F-34:

                                                              We subsequently
repaid $66,921 in October 2023 and the balance of $133,842 due to the shareholder is
payable upon the consummation of the initial public offering.
                                                              As of September
30, 2023, the Company has a refund liability-current of $278,752, which represents
the amount of consideration that the Company was not entitled to as a result of sales
returned by a customer in January 2024 and the amount will be refunded to the
customer upon the consummation of the IPO.
                                                              The Company has
rescheduled the repayment date of the loan of $3,586,296 to Shoko
                                                            Chukin Bank which
was due on October 31, 2023 and it is payable upon
                                                            consummation of the
initial public offering.

                                                        If any material part of
the proceeds from the offering is to be used to discharge, reduce or
 Weicheng Hsiao
HW Electro Co., Ltd.
May 15, 2024
Page 2
         retire indebtedness, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C of Form 20-F.
Compensation, page 93

2. Please update your compensation disclosure to reflect the fiscal year ended September 30,
         2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameWeicheng Hsiao                               Sincerely,
Comapany NameHW Electro Co., Ltd.
                                                               Division of
Corporation Finance
May 15, 2024 Page 2                                            Office of
Manufacturing
FirstName LastName